Filed Pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12
Subject Company: North Bay Bancorp
File Number: 000-31080
Filing Person: Umpqua Holdings Corporation
File Number: 000-25597

The following material is being sent to North Bay Bancorp employees and being made available at a meeting with North Bay Bancorp employees on January 22, 2007, at 6p.m. PST.

[UMPQUA HOLDINGS CORPORATION LETTERHEAD]

Dear North Bay Bancorp Associate:

As you’ve now heard, Umpqua Holdings Corporation, parent company of Umpqua Bank and Strand,
Atkinson, Williams & York, Inc., and North Bay Bancorp announced today the signing of an agreement in which North Bay Bancorp will merge with and into Umpqua Holdings Corporation. North Bay
Bancorp’s principal operating subsidiary, The Vintage Bank and its Solano Bank division, will merge with Umpqua Bank. Although we still need to secure shareholder and regulatory approvals, I wanted to be among the first to welcome you to Umpqua Bank.

North Bay’s proven record of customer service and its commitment to community banking are two of the many reasons why we are pleased to be merging with North Bay. Your culture and commitment to community banking are an important addition to Umpqua and will enrich and add to our culture. While I know these kinds of announcements can sometimes be unsettling, I want to promise you that we will be making every effort to get you the answers to any questions you might have. In the meantime, it’s business as usual.

For those of you who may not know much about Umpqua, we are a bank focused on excellence at every level, from the look and feel of our stores to the depth and flexibility of our customer service.

At Umpqua, like you, we believe in providing exceptional service to our customers, our community and our associates. Everything we do is aimed at ensuring a positive experience. In addition to our commitment to promoting from within, Umpqua has designed many innovative programs that support our culture of quality service and provide strong career growth opportunities.

Our dedication to our customers and associates has been recognized both locally and nationally and has positioned Umpqua as a leader in the banking community. In December, we were recognized as the most admired financial services company in Oregon as voted by Oregon executives, and just this month
Fortune Magazine ranked Umpqua 34 on their list of the “Top 100 Companies to Work For” in 2007. For eight years we have been listed in Oregon Business Magazine’s annual survey of “100 Best Companies to
Work For in Oregon” and in 2004 we were voted number one. As you’ll see in the enclosed Newsweek and Fast Company articles, Umpqua’s commitment to innovative service can be felt in our stores and the communities they serve. But it is part of our identity to constantly pursue improvement for our company, our customers and our community. Together, we will take our vision of community banking to the next level.

This is just a brief overview of what we’ve done to create an amazing community bank and an incredible place to work. This merger will present a number of new growth opportunities within the Umpqua Bank community and we look forward to sharing much more with you.

I’m sure you will have many questions in the coming days and weeks and encourage you to contact our
Cultural Enhancement department with any questions. Feel free to call our Employee Hotline at (800)

583-6457, or e-mail your confidential questions to hotline~umpquabank.com. You can also stay up-to-date by going to www.umpquabridge.com.

Sincerely, /s/ Raymond P. Davis Raymond P. Davis President & Chief Executive Officer Umpqua Holdings Corporation

Fact Sheet

Umpqua Bank and North Bay Bancorp

Number of employees in new organization: More than 2000

Total number of stores in new organization: 144

Total number of ATM locations in new organization: 160

Total combined assets: Approximately $8 billion

Total combined deposits: Approximately $6.1 billion

President and CEO of Umpqua Holdings Corporation: Ray Davis

President of Umpqua Bank California: Bill Fike

Headquarters of Umpqua Holdings Corporation: Portland, Ore.

Headquarters of Umpqua Bank: Roseburg, Ore.

Headquarters of Umpqua Bank California: Sacramento, Calif.

Stock Market: Shares of Umpqua Holdings Corporation trade on the NASDAQ exchange under the symbol UMPQ

Merger Close Date: Second quarter of 2007.

Questions and Answers for North Bay Bancorp Employees Umpqua Holdings Corporation and North Bay Bancorp Merger January 2007

Q:	What is Umpqua Bank?
A:	Umpqua Bank is a subsidiary of Umpqua Holdings Corporation (NASDAQ: UMPQ), and the Pacific Northwest’s largest independent community bank, with $7.2 billion in assets and $5.7 billion in deposits as of Sept. 30, 2006. Based in Roseburg, Ore., Umpqua Bank has 134 locations between Sacramento, Calif. and Bellevue, Wash., along the Oregon and Northern California Coast and in Central Oregon. Umpqua Bank also has retail mortgage lending offices in Oregon and California.

Umpqua Bank offers a wide range of personal and business loans and accounts, as well as investment services through its affiliate, Strand, Atkinson, Williams & York Inc., which has locations in Umpqua Bank stores and in dedicated offices throughout Oregon and Southwest Washington. Umpqua Bank has an extensive ATM network with 150 locations throughout Oregon, California and Washington.

Internationally recognized for its innovative approach to banking and customer service, Umpqua has created a culture that empowers its associates and fosters an entrepreneurial spirit company-wide.

A full listing of Umpqua Bank’s products, services, and locations is available online at www.umpquabank.com. Umpqua Bank was founded as South Umpqua State Bank in Canyonville, Ore. in 1953. Umpqua Holdings Corporation is based in Portland, Ore.

Q:	Why are Umpqua Holdings Corporation and North Bay Bancorp agreeing to merge?
A:	The combination of our organizations significantly enhances Umpqua Bank’s reach in Napa and Solano counties. That expanded footprint, coupled with Umpqua’s unique delivery system, makes this merger appealing for our shareholders, customers and fellow associates. Like Umpqua, North Bay Bancorp’s subsidiary bank is exceptional, with exceptional people who understand what it means to be a community bank – to consistently deliver outstanding customer service, to work as a team toward a common goal, and to give something back to the community through good works and charitable programs. Umpqua Bank has its roots and proven success in markets that are not unlike the communities North Bay Bancorp serves.

Q:	Will the bank’s name change?
A:	Yes. Upon regulatory and shareholder approval and completion of the merger, all branches and departments will adopt the Umpqua Bank name and logo.

Q:	When will the merger be completed?
A:	The merger is expected to be completed during the second quarter of 2007.

Q:	What can I tell my customers about this merger?
A:	And now they’ll benefit from more locations, more resources and more borrowing power than before. Because there is no overlap between Umpqua and North Bay Bancorp locations, this merger enhances our network to better serve all of our customers. Like North Bay Bancorp, Umpqua has a strong commitment to community banking and to forging active partnerships with the communities it serves. In addition, Umpqua is known internationally for its innovative approach to community banking and to customer service.

Q:	Does this mean I’m now with a “big bank”?
A:	No. Like your current bank, personalized customer service and one-on-one interaction are founding principals of Umpqua Bank. In fact, just this month Umpqua Bank was recognized as number 34 on Fortune Magazine’s 2007 list of “The 100 Best Companies To Work For” because of the personal attention it gives to each of its customers and its associates.

Another benefit to Umpqua’s size is that you will gain access to an additional 134 stores and 150 ATMs located in Umpqua’s existing footprint. You will also have available higher lending limits and expanded product and service offerings.

Q:	Can my customers use their checks, debit cards, and ATM cards at Umpqua Bank stores?
A:	Yes. Your customers can continue to use their cards and checks as usual at their current bank locations. New Umpqua Bank cards and checks will be issued after completion of the merger.

Q:	Will customers' existing loan rates or terms change?
A:	No. All existing loan terms will remain the same.

Q:	How will this merger affect existing business accounts and customers?
A:	The combined bank will provide business customers access to higher lending limits with the same local decision-making they are accustomed to, as well as the same friendly faces that have provided them with exceptional customer service in the past. Customers will also enjoy a wider range of products and services to meet their needs.

Q:	What is Strand, Atkinson, Williams & York and what services does it offer?
A:	Strand, Atkinson, Williams & York Inc., a subsidiary of Umpqua Holdings Corp., is one of the largest Oregon-based retail brokerage firms and offers a wide range of investment and insurance services, including asset management, equities, money market and mutual funds, annuities, retirement plans, life and disability insurance, and medical supplement policies.

Established in 1928, Strand Atkinson has locations in Umpqua Bank stores and in dedicated offices throughout Oregon and Southwest Washington.

Q:	How will Umpqua Bank remain a community bank as it continues to grow?
A:	Umpqua has been operating as a community bank since its inception more than 50 years ago and understands that size and location do not define a community bank. Instead, Umpqua believes it’s how a bank operates – how it serves its customers, champions its communities and supports its associates – that can define it as a community bank. At Umpqua, our community focus is driven by our culture, by the experience we provide our customers and by all the conscious decisions we make to remain a community bank at any size. This includes empowering our associates at the front line, structuring ourselves so we continue making decisions locally, serving our communities through volunteerism and delivering unparalleled customer service.

Q:	What is Umpqua Bank’s philosophy for community investment?
A:	Umpqua Bank has a deep commitment to the citizens, businesses and organizations in the communities we serve. We demonstrate that support in a number of ways, not only by providing a wide range of financial products and services, but also by contributing resources to organizations and events that help make our communities vibrant, especially with regard to youth, education, and the arts. In 2006, Umpqua Bank contributed more than $1,000,000 to non-profit and community organizations throughout Oregon, Northern California and Washington. In addition, in the past two years Umpqua Bank associates have contributed more than 42,000 volunteer hours as part of Umpqua’s Connect Volunteer Network, which provides every full-time associate with 40 hours of paid time off to volunteer.

Q:	Why does Umpqua Bank call its branches “stores”?
A:	Umpqua is focused on providing an unparalleled customer experience and our locations are built with this in mind. Through interactive displays we make banking products and services come to life. Of course we want our customers to come in and cash a check. But in addition, we want them to come in to our stores to browse, listen to music and enjoy a cup of coffee. Our associates are trained in an environment that enables them to tailor our various products and services to meet the unique financial needs of each customer. This is one of the practices that sets Umpqua Bank apart from more traditional banks.

Q:	How will this merger affect my benefits?
A:	There will be no immediate changes to your benefits. After the merger is completed we will work to consolidate all our benefits to one common plan.

Q:	Will my pay be affected?
A:	If you continue in your current position, your pay will not be affected negatively. In fact, many associates may earn additional income through incentive plans that will be introduced upon completion of the merger. It is Umpqua’s policy that as changes in positions or responsibilities are made, pay will be a consideration and will be evaluated at that time.

Q:	Will existing branches close?
A:	One of the key reasons for the merger is to increase penetration in the market. At this early date, no decisions have been made regarding branch closure.

Q:	Will employees be displaced? If so, how many and where?
A:	Umpqua Bank has a track record of taking care of its workforce during times of change. During our last merger, completed in June, we were successful in assisting associates by finding either bank positions or other jobs for more than 95% of people affected. At this time, no final decisions have been made on any staffing changes.

Q:	If I have additional questions, who can I ask?
A:	Should you have any additional questions about this merger, a telephone and e-mail hotline system have been put into place to respond to your questions. Please contact the Associate Hotline at (800) 583-6457 from 8:00 a.m. to 5:00 p.m., Monday through Friday, for immediate assistance, or e-mail your confidential questions anytime to hotline@umpquabank.com. E-mails will receive a response within 12 working hours. If you call after hours, simply leave a message with your name and phone number and you will receive a call back the next business day. And starting January 22, you can also stay up-to- date by going to www.umpquabridge.com and following the instructions to login.

Q.	What happens next?
A.	Tomorrow, Jan. 18, Ray Davis, Bill Fike and other bank officials will tour the area, visiting with people in branches and departments. Next week, Ray, Bill and Terry will host a Town Hall meeting for all employees to attend. These gatherings are an excellent opportunity for you to learn more about the merger directly from the executive team. Please visit www.umpquabridge.com for more details. The meetings are scheduled as follows:

Jan. 22, 6:00 p.m.                   Town Hall Meeting                    Meritage Resort

This document includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in Umpqua’s and North Bay Bancorp’s filings with the SEC. You should not place undue reliance on forward-looking statements and we undertake no obligation to update any such statements. Specific risks in this press release include whether both companies receive regulatory approvals, whether North Bay shareholders approve the transaction, whether the companies have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The foregoing may be deemed to be offering materials of Umpqua Holdings Corporation and solicitation of materials of North Bay Bancorp in connection with the proposed merger of North Bay with and into Umpqua. North Bay shareholders are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua will file with the SEC in connection with the proposed acquisition, because it will contain important information about Umpqua, North Bay, the acquisition and related matters. The directors and executive officers of North Bay may be deemed to be participants in the solicitation of proxies from North Bay shareholders. Information regarding the participants and their security holdings can be found in North Bay’s most recent proxy statements filed with the SEC and the proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, One SW Columbia Street, Suite 1200, Portland, OR 97258, and from North Bay by directing a request to North Bay Bancorp, Investor Relations, P.O. Box 2200,1190 Airport Road, Napa, CA 94558.